# SEC Schedule 13G/A (Amendment No. 6) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: MESABI TRUST, CIK 0000065172
CUSIP: 590672101
Title of class of securities: CTF Beneficial Interest
Address of issuer's principal executive offices: P O BOX 318 CHURCH ST STATION, NEW YORK, New York (NY), 10008-0318
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0001056823-20-000194
Filed by CIK 0001056823

## Reporting persons
- HORIZON KINETICS ASSET MANAGEMENT LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); sole voting power 2,843,010; sole dispositive power 2,843,010; aggregate amount beneficially owned 2,843,010 (21.7% of the class)

## Item 1. Issuer
Name of issuer: MESABI TRUST
Address of issuer's principal executive offices: P O BOX 318 CHURCH ST STATION, NEW YORK, NEW YORK, 10008-0318.

## Item 2. Person Filing
Name of person filing: Horizon Kinetics Asset Management LLC
Address of principal business office or, if none, residence:
470 Park Ave S, 8th Fl S
New York, NY 10016
Citizenship: Delaware

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned: 2,843,010
Percent of class: 21.7
Sole power to vote or to direct the vote: 2,843,010
Sole power to dispose or to direct the disposition: 2,843,010

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- HORIZON KINETICS ASSET MANAGEMENT LLC: /s/Jay Kesslen, General Counsel (02/13/2025)